ADDENDUM TO CONSULTING AGREEMENT

This Addendum effective May 25th, 2022, to the Consulting Agreement (the Addendum"), is made by and between Emergent Health Corp. ("Company") and Leonard Tucker, LLC. ("Consultant").

WHEREAS Company and Consultant entered into a Consulting Agreement dated August 25th, 2021 ("the Agreement") wherein Company agreed to compensate Consultant in exchange for Consultant's agreement to serve as a Consultant to the Company.

WHEREAS Company and Consultant now desire to supplement the Agreement to modify the terms and conditions of the Consideration to be paid.

NOW, THEREFORE, in consideration of the promises and other good and valuable consideration, the receipt and sufficiency are hereby acknowledged, the parties hereto agree as follows:

1. The recitals set forth hereinabove are hereby incorporated into the Addendum, the same as if fully set forth herein. This Addendum shall amend, modify, and supplement the Agreement. The terms of this Addendum shall supersede and control any provisions of the Agreement that conflict with the provisions of this Addendum. In addition, except as may be provided in this Addendum, any capitalized terms contained herein that are not specifically defined herein, shall have the same meaning provided in the Agreement.

2. The Agreement is hereby supplemented by this Addendum as follows: **3. Term and 4. Consideration**:

   3. **Term and Expiration**. This Agreement shall become effective as of the Effective Date and shall remain in effect for the earlier of one year from the purchase of 450,000 shares of Consultants Series C Preferred shares of stock for $125,000 or three (3) years ("initial term"). If the Consultant and/or Company do not provide the other party with thirty (30) days written notice of termination prior to the completion of the Initial term, the Agreement shall automatically extend for an additional three (3) year term. Termination shall not affect the Consultant's continuing obligations to the Company under Section 5 and 6.

   4. **Consideration**. As full consideration for the Services provided and to be provided by Consultant hereunder, the Company shall compensate Consultant (A) 900,000 shares of Company Series C Convertible Non-Voting Preferred Stock at .001 per share upon execution of this Agreement whereas the consideration received by the Company from the Consultant for the shares are adequate and the shares when issued are fully paid & non-assessable. The Amendment to the Articles of Incorporation designating the Series C Convertible Non-Voting Preferred Stock is attached hereto as Exhibit "A" (B) $10,000 per month commencing upon Company's receipt of minimum $250,000 in net proceeds from Original Issue Discount Promissory Note increasing to $15,000 per month upon the Company's receipt of $1,500,000 in net proceeds from any Regulation A Offering under the Securities Act of 1933 (C) Four Hundred Fifty Thousand Shares of Company Series C Convertible Preferred Stock upon Company's receipt of $2,500,000 from any Regulation A Stock Offering Under the Securities Act of 1933 and (D) In the event Consultant generates business for Company, then, on any sales resultingtherefrom, Consultant shall be entitled to commission equal to 10% of the net proceeds received by Company therefrom on a continuing basis during the term of this agreement and in perpetuity thereafter payable in cash.

3. This document may be executed in counterparts, which taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have hereunto signed their names, on the day and year first above written.

Emergent Health Corporation ("Company")	Leonard Tucker, LLC. ("Consultant")
DocuSigned by: James W Zimbler	DocuSigned by: Leonard Tucker
James Zimbler, CEO 2C590C01907 4EE...	Leonard Tucker, CEO 2244531EE8840A...